Exhibit 10.3

GUARANTY

THIS UNCONDITIONAL GUARANTY OF PAYMENT AND PERFORMANCE ("*Guaranty*") is made as of the 23 day of April, 2007 by Cleco Corporation, a Louisiana corporation ("*Guarantor*"), in favor of Calpine Acadia Holdings, LLC, a Delaware limited liability company ("*Seller*"). All of the obligations of Guarantor arising hereunder shall be binding on the undersigned, and its successors and assigns, and the term "*Guarantor*" shall mean all of such parties and each of them individually.

RECITALS

WHEREAS, pursuant to that certain Purchase Agreement (the "*PA*") dated as of April 23, 2007, by and between Seller and Acadia Power Holdings, LLC, a Louisiana limited liability company ("*Buyer*"), Buyer has entered into an agreement to purchase the Ownership Interests and Related Assets in a sale authorized by the Bankruptcy Court pursuant to, *inter alia*, sections 105, 363, and 365 of the Bankruptcy Code;

WHEREAS, Seller is an indirect wholly owned subsidiary of Calpine Corporation, a Delaware corporation ("*Calpine*");

WHEREAS, Calpine and Seller each filed a Chapter 11 Case on December 20, 2005;

WHEREAS, Guarantor is an Affiliate of Buyer;

WHEREAS, all capitalized terms not defined herein shall have the meanings set forth in the PA; and

WHEREAS, Guarantor shall derive benefits from the PA.

AGREEMENT

NOW, THEREFORE, as a material inducement to Seller to enter into the PA with Buyer, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, Guarantor does hereby irrevocably and unconditionally, warrant and represent unto and covenant and agree with Seller as follows:

Section 1. **Guaranty of Payment.** Guarantor hereby absolutely, unconditionally and irrevocably guarantees to Seller and its successors, endorsees, transferees and assigns the punctual and complete payment when due (including interest accruing after the commencement of any bankruptcy or insolvency proceeding by or against Buyer, whether or not allowed in such proceeding) of the sums of money now or hereafter due and owing by Buyer pursuant to the terms of the PA.

The Guaranty of Guarantor as set forth in this Section 1 is a continuing guaranty of payment and not a guaranty of collection.

Section 2. **Guaranty of Performance.** Guarantor additionally absolutely, unconditionally and irrevocably guarantees to Seller the timely performance of all other obligations of Buyer under the PA. (The obligations of Guarantor as set forth in Sections 1 and 2 are collectively referred to as the "*Guaranteed Obligations*").

Section 3. **Primary Liability of Guarantor.** Guarantor shall be liable for the payment and performance of the Guaranteed Obligations, as set forth in this Guaranty, as a primary obligor. This Guaranty shall be effective as a waiver of, and Guarantor hereby expressly waives, any and all rights to which Guarantor may otherwise have been entitled under any suretyship laws in effect from time to time in the State of New York.

In the event of default by Buyer in payment or performance of the Guaranteed Obligations, or any part thereof, when such payment or performance becomes due, Guarantor shall, on demand and without further notice of nonpayment or nonperformance, or any other notice whatsoever, pay the amount due thereon to Seller or perform or observe the agreement, covenant, term or condition, as the case may be, and it shall not be necessary for Seller, in order to enforce such payment or performance by Guarantor, first to institute suit or pursue or exhaust any rights or remedies against Buyer or others liable for such payment or for such performance, or to join Buyer for the payment or performance of the Guaranteed Obligations or any part thereof in any action to enforce this Guaranty, or to resort to any other means of obtaining payment or performance of the Guaranteed Obligations.

Suit may be brought or demand may be made against Buyer or against all parties who have signed this Guaranty or against any one or more of them, separately or together, without impairing the rights of Seller against any party hereto. Any time that Seller is entitled to exercise its rights or remedies hereunder, it may in its discretion elect to demand payment, performance or payment in lieu of performance, all to the extent of its right to so elect under the terms of the PA. If Seller has the right to demand performance, such election shall not affect Seller's right to demand payment thereafter if the performance is not fulfilled as is otherwise permitted by the PA until all of the Guaranteed Obligations have been paid and performed in full.

Section 4. **Certain Agreements and Waivers by Guarantor.** Guarantor hereby agrees that Seller's rights or remedies and all Guarantor's obligations under the terms of this Guaranty shall remain in full force and effect and shall not be released, diminished, impaired or reduced by, or deemed to be satisfied by, nor shall Guarantor be exonerated, discharged or released (by virtue of any law, rule, arrangement or relationship) by, any one or more of the following events, actions, facts, or circumstances, and the liability of Guarantor under this Guaranty shall be absolute and unconditional irrespective of:

(i)   the taking or accepting of any other security or guaranty for, or right of recourse with respect to, any or all of the Guaranteed Obligations;

(ii)   whether express or by operation of any statute, regulation or rule of law, or otherwise, any limitation, discharge, cessation or partial release of the liability of Guarantor hereunder, or any complete or partial release of Buyer or any other party liable, directly or indirectly, for the payment or performance of any or all of the

Guaranteed Obligations (other than an express release by Seller in favor of Guarantor);

(iii) the bankruptcy, dissolution, liquidation, termination, receivership, reorganization, merger, consolidation, change of form, structure or ownership, sale of all assets, or lack of corporate, partnership or other power of Buyer or any other party at any time liable for the payment or performance of any or all of the Guaranteed Obligations;

(iv) either with or without notice to or consent of Guarantor, any renewal, extension, modification, supplement, subordination or rearrangement of the terms of any or all of the Guaranteed Obligations, including, without limitation, material alterations of the terms of payment or performance or any other terms thereof, or any waiver, termination, or release of, or consent to departure from, the PA or any adjustment, indulgence, forbearance, or compromise that may be granted from time to time by Seller to Buyer and/or any other person (other than Guarantor) at any time liable for the payment or performance of any or all of the Guaranteed Obligations;

(v) any neglect, lack of diligence, delay, omission, failure, or refusal of Seller to take or prosecute (or in taking or prosecuting) any action for the collection or enforcement of any of the Guaranteed Obligations;

(vi) if for any reason Seller is required to refund any payment by Buyer or any other party liable for the payment or performance of any or all of the Guaranteed Obligations or pay the amount thereof to someone else, except in the event the Deposits are returned to Buyer in accordance with Sections 12.2(b), 12.4(b) or 12.5(b) of the PA;

(vii) the existence of any claim, set-off, or other right that Guarantor may at any time have against Buyer, Seller, or any other person, whether or not arising in connection with this Guaranty, or the PA;

(viii) the unenforceability of all or any part of the Guaranteed Obligations against Buyer because the Guaranteed Obligations, or any part thereof, is ultra vires or because the officers or persons creating the Guaranteed Obligations acted in excess of their authority or because of a lack of validity of or of defect or deficiency in the PA, it being agreed that Guarantor shall remain liable on the Guaranteed Obligations, or any part thereof, for any reason (and regardless of any joinder of Buyer or any other party in any action to obtain payment or performance of any or all of the Guaranteed Obligations) described in this paragraph; or

(ix) any order, ruling or plan of reorganization emanating from proceedings under Title 11 of the United States Code with respect to Buyer or any other person, including any extension, reduction, composition, or other alteration of the Guaranteed Obligations, whether or not consented to by Seller.

In the event any payment by Buyer or any other person to Seller is held to constitute a preference, fraudulent transfer or other voidable payment under any bankruptcy, insolvency or similar law, or if for any other reason Seller is required to refund such payment or pay the amount thereof to any other party, such payment by Buyer or any other party to Seller shall not constitute a release of Guarantor from any liability hereunder, and this Guaranty shall continue to be effective or shall be reinstated (notwithstanding any prior release, surrender or discharge by Seller of this Guaranty or of Guarantor), as the case may be, with respect to, and this Guaranty shall apply to, any and all amounts so refunded by Seller or paid by Seller to another person (which amounts shall constitute part of the Guaranteed Obligations), and any interest paid by Seller and any attorneys' fees, costs and expenses paid or incurred by Seller in connection with any such event. It is the intent of Guarantor and Seller that the obligations and liabilities of Guarantor hereunder are absolute and unconditional under any and all circumstances and that until the Guaranteed Obligations are fully and finally paid and performed, and not subject to refund or disgorgement, the obligations and liabilities of Guarantor hereunder shall not be discharged or released, in whole or in part, by any act or occurrence that might, but for the provisions of this Guaranty, be deemed a legal or equitable discharge or release of Guarantor.

In addition to the other matters set forth in this Section 4, Guarantor hereby waives any claim of subrogation with respect to any payment made by Guarantor to Seller arising out of the Guaranteed Obligations until all Guaranteed Obligations have been indefeasibly paid in full.

Section 5.   Seller Assigns. This Guaranty is for the benefit of Seller and Seller's successors and assigns in the event of a permitted assignment of, and under the terms of, the PA, or any part thereof, and the rights and benefits hereunder, to the extent applicable to the PA so assigned, may be transferred with such Guaranteed Obligations. Seller shall provide notice of any transfer or assignment of the PA, or any part thereof, to Guarantor, provided that failure to give such notice will not affect the Guaranteed Obligations hereunder unless such failure to provide notice precludes Guarantor from performing its obligations under this Guaranty.

Section 6.   Binding Effect. This Guaranty is binding not only on Guarantor, but also on Guarantor's successors and assigns.

Section 7.   Governing Law; Forum. This Guaranty, and its validity, enforcement, and interpretation, shall for all purposes be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of laws provisions of the State of New York that would result in the application of the laws of another jurisdiction, except as superseded by the Bankruptcy Code and applicable United States federal law, and is intended to be performed in accordance with, and only to the extent permitted by, such laws. All obligations of Guarantor hereunder are payable and performable at the place or places where the Guaranteed Obligations are payable and performable. Guarantor hereby irrevocably submits generally and unconditionally for Guarantor and in respect of Guarantor's property to the jurisdiction of the United States Bankruptcy Court for the Southern District of New York over any suit, action or proceeding arising out of or relating to this Guaranty or the Guaranteed Obligations. Guarantor hereby irrevocably waives, to the fullest extent permitted by law, any objection that Guarantor may now or hereafter have to the laying of venue in any such court and any claim that any such court is an inconvenient forum. Guarantor hereby agrees and consents that, in addition to any methods of service of process provided for under applicable law, all service of process in any such suit, action or proceeding in the United States Bankruptcy Court for the Southern District of New York may be made by certified or registered mail, return receipt requested, directed to Guarantor at its address stated in Section 11 of this Guaranty, or at a subsequent address of which Seller received actual notice from Guarantor in accordance with the notice provisions hereof, and service so made shall be complete five (5) days after the same shall have been so mailed. Nothing herein shall affect the right of Seller to serve process in any manner permitted by law or limit the right of Seller to bring proceedings against Guarantor in any other court or jurisdiction.

Section 8. **Attorneys' Fees and Costs of Collection**. Guarantor shall pay on demand all reasonable attorneys' fees actually incurred and all other costs and expenses actually incurred by Seller in the enforcement of or preservation of Seller's rights under this Guaranty. Guarantor agrees to pay interest on any expenses or other sums due to Seller under this Section 8 that are not paid when due, at a rate per annum equal to the prime rate as stated in the Wall Street Journal plus two percent (2%). Guarantor's obligations and liabilities under this Section 8 shall survive any payment or discharge in full of the Guaranteed Obligations.

Section 9. **Payments**. All sums payable under this Guaranty shall be paid in immediately available funds in lawful money of the United States of America that at the time of payment is legal tender for the payment of public and private debts.

Section 10. **Notices**. All notices, requests, waivers, approvals, consents and demands to or upon the respective parties hereto, and all responses thereto, shall be in writing and shall be deemed to have been properly given or served when personally delivered or deposited in the mail, certified mail, return receipt requested, postage prepaid, or delivered to a nationally recognized overnight courier service (e.g., Federal Express) which maintains evidence of receipt, with all delivery charges paid or provided for, addressed to the addresses set forth below. All notices, requests and demands, and all responses thereto, shall be effective (i) upon receipt if personally delivered (ii) one (1) business day after deposit if sent by overnight courier or (iii) three (3) business days after deposit in the mail, if mailed as referenced above. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice, demand or request sent. To the extent reasonably possible, the parties shall provide written notice at least thirty (30) days prior to any change of their respective addresses. Neither party may have more than three (3) addresses. For the purpose of this Guaranty the following addresses apply until notice of different address is given:

If to Seller:

c/o Calpine Corporation
50 West San Fernando Street
San Jose, California 95113
Attention: General Counsel
Facsimile: (408) 794-2434

Copy to:

Kirkland & Ellis LLP
655 Fifteenth Street, NW Suite 1200
Washington, DC 20005
Attention: Mitchell F. Hertz
Facsimile: (202) 879-5200

Kirkland & Ellis LLP
Citicorp Center
153 East 53rd Street
New York, NY 10022-4611
Attention: Richard M. Cieri
Facsimile: (212) 446-4900

If to Guarantor:

Cleco Corporation
2030 Donahue Ferry Road
Pineville, LA 71361-5226
Attention: Chief Financial Officer
Facsimile: (318) 484-7685

With a copy to:

Cleco Corporation
2030 Donahue Ferry Road
Pineville, LA 71361-5226
Attention: General Counsel
Facsimile: (318) 484-7685

Section 11. **Term of Guaranty**. This Guaranty shall continue in effect until all the Guaranteed Obligations are fully and finally paid, performed, and discharged, provided that Seller shall be entitled to continue to hold this Guaranty in its possession for a period of one year from the date the Guaranteed Obligations are paid and performed in full and for so long thereafter as may be necessary to enforce any obligation of Guarantor hereunder and/or to exercise any right or remedy of Seller hereunder, provided that this Guaranty will terminate on the earlier of three (3) business days after the Deposits are required to be returned to Buyer in accordance with Sections 12.2(b), 12.4(b) or 12.5(b) of the PA or five (5) years after the date hereof, after which date no claim may be made against the Guarantor hereunder.

Section 12. **Interpretation**. If this Guaranty is signed by more than one Person as "*Guarantor*", then the term "*Guarantor*" as used in this Guaranty shall refer to all such Persons jointly and severally, and all promises, agreements, covenants, waivers, consents, representations, warranties and other provisions in this Guaranty are made by and shall be binding upon each and every such undersigned Person, jointly and severally. The term "*Seller*" shall be deemed to include Seller's successors and assigns. Whenever the context of any provisions hereof shall require it, words in the singular shall include the plural, words in the plural shall include the singular, and pronouns of any gender shall include the other genders. Captions and headings in this Guaranty are for convenience only and shall not affect the construction of this Guaranty. All references in this Guaranty to Sections, Subsections, paragraphs and subparagraphs refer to the respective subdivisions of this Guaranty, unless such reference specifically identifies another document. The terms "herein," "hereof," "hereto," "hereunder" and similar terms refer to this Guaranty and not to any particular Section or subsection of this Guaranty. The terms "include" and "including" shall be interpreted as if followed by the words "without limitation." All references in this Guaranty to sums denominated in dollars or with the symbol "$" refer to the lawful currency of the United States of America, unless such reference specifically identifies another currency. For purposes of this Guaranty, the term "*Person*" shall mean any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or Government.

Section 13. **Time of Essence.** Time shall be of the essence in this Guaranty with respect to all of Guarantor's obligations hereunder.

Section 14. **Execution.** This Guaranty may be executed in multiple counterparts, each of which, for all purposes, shall be deemed an original, and all of which together shall constitute one and the same agreement.

Section 15. **Entire Agreement.** This Guaranty embodies the entire agreement between Seller and Guarantor with respect to the Guaranty by Guarantor of the Guaranteed Obligations. This Guaranty supersedes all prior agreements and understandings, if any, with respect to guaranty by Guarantor of the Guaranteed Obligations. No condition or conditions precedent to the effectiveness of this Guaranty exist. This Guaranty shall be effective upon execution by Guarantor and delivery to Seller. This Guaranty may not be modified, amended or superseded except in a writing signed by Seller and Guarantor referencing this Guaranty by its date and specifically identifying the portions hereof that are to be modified, amended or superseded.

Section 16.   **Severability.** If any term, covenant or condition of this Guaranty, or the application of such term, covenant or condition, to any party or circumstance shall be found by a court of competent jurisdiction to be, to any extent, invalid or unenforceable, the remainder of this Guaranty and the application of such term, covenant, or condition to parties or circumstances other than those to which it is held invalid or unenforceable shall not be affected thereby, and each term, covenant or condition shall be valid and enforced to the fullest extent permitted by law. Upon determination that any such term is invalid, illegal or unenforceable, the parties hereto shall amend this Guaranty so as to effect the original intent of the parties as closely as possible in an acceptable manner.

Section 17.   **Acknowledgement.** Guarantor acknowledges that it has been advised by its counsel with respect to the PA and the transactions evidenced hereunder.

Section 18.   **Guarantor Assigns.** Guarantor may not assign this Guaranty without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed. Notwithstanding the prior sentence, Guarantor may assign this Guaranty in connection with the sale (directly or indirectly) of all of Guarantor's ownership interests in Buyer, provided in each instance that such assignee is at least as financially creditworthy as Guarantor, in which case Guarantor shall be released from its obligations under this Guaranty to the extent such obligations are assumed by the assignee.

Section 19.   **Scope.** Subject only to Section 4, this Guaranty creates for Guarantor only the same rights and imposes on Guarantor only the same obligations and duties that it would have if it was the applicable party to the PA.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

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IN WITNESS WHEREOF, Guarantor has duly executed this Guaranty the day and year first above set forth.

CLECO CORPORATION

By: /s/ Kathleen F. Nolen
Name: Kathleen F. Nolen
Title: Sr. Vice President, CFO & Treasurer